UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 33-101369

A.	Full title of the plan and the address of the plan, if different than the issuer named below:

Host Communications, Inc. Profit Sharing and Savings Plan 546 East Main Street Lexington, KY 40508

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bull Run Corporation 4370 Peachtree Road, N.E. Atlanta, GA 30319

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Host Communications, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Crowe Chizek & Company LLC, independent auditors, dated November 5, 2004.

(b)	Exhibits. Consent of Crowe Chizek & Company LLC dated December 17, 2004 are being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2004	HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN

	By:	/s/ FREDERICK J. ERICKSON

Frederick J. Erickson
Bull Run Corporation
Vice President – Finance,
Chief Financial Officer, Treasurer, and
Assistant Secretary

EXHIBIT INDEX

Exhibit
Number	Exhibit
23.1	Consent of Crowe Chizek & Company LLC to the incorporation of its report by reference in Bull Run Corporation Registration Statement on Form S-8, No. 33-101369

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN

JUNE 30, 2004 AND 2003

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Bull Run Corporation
and Plan Trustees of
Host Communications Profit Sharing and Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Host Communications Profit Sharing and Savings Plan (the Plan) as of June 30, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003 and the changes in net assets available for benefits for the year ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Lexington, Kentucky
November 5, 2004

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 30, 2004 and 2003

	2004	2003
ASSETS

Investments Guaranteed investment contract	$2,499,717	$2,691,534
Pooled separate accounts	5,257,944	4,234,595
Self directed brokerage accounts	34,121	26,065
Participant loans	278,336	213,842

Net assets available for benefits	$8,070,118	$7,166,036

See accompanying notes to financial statements.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended June 30, 2004

Additions to net assets attributed to:
Investment income Interest income and dividends	$117,001
Net realized and unrealized appreciation in fair value of investments	607,914

724,915
Contributions
Employer non-cash contributions	142,442
Employer cash contributions	21,780
Employee contributions	651,708
Rollover contributions	40,331

856,261

Total additions	1,581,176

Deductions to net assets attributed to:
Benefits and withdrawals paid to participants	629,012
Administrative expenses	48,082

Total deductions	677,094

Net increase	904,082

Net assets available for plan benefits:
Beginning of year	7,166,036

End of year	8,070,118

See accompanying notes to financial statements.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Host Communications, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more detailed description of the Plan’s provisions.

General: The Plan was established in July 1985 for the purpose of providing retirement, death and/or disability benefits to all eligible employees of Bull Run Corporation (“Bull Run”) and its wholly-owned subsidiary, Host Communications, Inc. (collectively, the “Company”). The Plan is a participant-directed, defined contribution profit-sharing plan. Employees must fulfill a 1,000 hour service requirement and be at least 21 years old to be eligible for participation. The trustee of the Plan is Investors Bank & Trust. The custodian of the Plan is Massachusetts Mutual Life Insurance Company (“MassMutual”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan is funded by voluntary participant contributions, not to exceed 100% of total compensation for the year or permissible amounts prescribed by the Secretary of the Treasury under Sections 401(k), 402(g), and 415(c) of the Internal Revenue Code. On an annual basis, the Company may authorize a discretionary profit sharing contribution and discretionary matching employee contributions to the Plan equal to a uniform percentage of participants’ salary deferrals. In the current Plan year, the Company matched 3% of contributions that participants contributed to the Plan through December 31, 2003. Matching contributions were made in the form of Bull Run common stock to the Bull Run stock fund. There have been no employer matching contributions subsequent to December 31, 2003. Contributions are subject to certain limitations under the Internal Revenue Code.

Participant Accounts: Each participant’s account is credited with the participant’s and employer’s contributions and an allocation of the Plan’s earnings. All amounts in participants’ accounts are participant-directed subsequent to January 12, 2004. Prior to January 12, 2004, the employer matching contributions were nonparticipant-directed, as they were contributed to the Plan in the form of Bull Run common stock.

Investment Options: Upon enrollment in the Plan, a participant may direct employer and participant contributions into investment options sponsored by MassMutual. Those investment options include a group annuity contract, common stock and multiple pooled separate accounts. Earnings, gains and losses are allocated to each participant’s account based on the participant’s investment in a pooled separate account or contract as a percentage of total Plan participants’ investments in that pooled separate account or contract.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Vesting: Each participant is immediately vested in his/her salary deferral contributions and any investment earnings credits to the participant’s account, as well as any Company matching and profit-sharing contributions.

Participant Loans: Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balances. Loan terms provide for repayment over a period of 1 to 5 years, or to be repaid within 20 years if the loan is related to a primary residence. The loans are collateralized by the vested balances in the participants’ accounts and bear interest of prime plus 1%. Principal and interest amounts are paid ratably through bi-weekly payroll deductions.

Benefits Paid to Participants: Under the terms of the Plan, benefits are distributable to participants upon retirement, disability, death or termination of employment. A participant may also make withdrawals in the case of financial hardship, as determined by the Administrative Committee of the Plan.

Administrative Expense: The administrative expenses of the Plan are paid by the Plan or the Company at the discretion of the Company. The Plan is not charged for administrative services performed on its behalf by the Company.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan terminations, participants of the Plan would receive the balances in their participant accounts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments: The Plan’s investments in pooled separate accounts are stated at the net asset value of the underlying assets as determined by the custodian based upon published market quotations.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan’s investment contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of the business, may result in a distribution at other than contract value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investments consists of realized and unrealized gains and losses on investments.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan provides for various investment options in pooled separate accounts and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Use of Estimates: The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets, as of either June 30, 2004 or 2003:

	June 30,
	2004	2003
Mass Mutual Group Annuity Contract	$2,499,717	$2,691,534
Oppenheimer Capital Appreciation Fund	1,610,704	1,387,058
MassMutual Fundamental Value Fund	1,086,659	935,274
Oppenheimer Qwest Balanced Fund	979,776	783,273
MassMutual Core Bond Fund	322,111	485,278

For the Plan year ended June 30, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Pooled separate accounts	$599,858
Common stock	8,056

$607,914

All Plan investments are participant-directed as of June 30, 2004. The Plan’s investments as of June 30, 2003 included nonparticipant-directed investments in the Bull Run stock fund, comprised of Bull Run common stock valued at $155,861 as of June 30, 2003 and liquidity cash of $6,967. Information about the significant components of the changes in nonparticipant-directed investments is as follows:

Increase (decrease) attributed to:
Contributions	$142,442
Interest income	1,135
Net depreciation	(136,180)
Benefit payments and other expenses	(6,348)
Net transfers to participant-directed investments	(163,877)

$(162,828)

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 4 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In September 2002, the Plan entered into a fully benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.65% for 2004 and 4.50% for 2003. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 3%. Such interest rates are reviewed for resetting every six months.

The fair value of the investment contract, as estimated by the Plan custodian by comparing the guaranteed interest rate on the contract with current rates of return on comparable investment contracts as of the financial statement dates, was $2,295,000 and $2,245,000 at June 30, 2004 and 2003, respectively.

NOTE 5 – INCOME TAX STATUS

Effective September 3, 2003, the Plan document was restated using a prototype document that has received a favorable determination letter on April 23, 2002 from the Internal Revenue Service. Therefore, the Plan is not required to file for an individual determination letter.

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid, but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $150,667 and $115,421 at June 30, 2004 and 2003.

HOST COMMUNICATIONS, INC.
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2004 and 2003

NOTE 7– PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of pooled separate accounts managed by MassMutual. MassMutual is the custodian as defined by the Plan, and therefore transactions with this party qualify as parties-in-interest transactions. Additionally, participant loans qualify as party-in-interest investments.

As of June 30, 2003, the Plan held Bull Run common stock valued at $155,861. The realized loss recognized during the Plan year ended June 30, 2004 on the sale of the stock was $136,180. No Bull Run stock is held by the Plan as of June 30, 2004.

NOTE 8 – NON-CASH CONTRIBUTIONS

During the Plan year ended June 30, 2004, the employer made non-cash matching contributions to the Plan’s Bull Run stock fund in the amount of $142,442. The non-cash amounts were contributed to the Plan in the form of Bull Run common stock. In December 2003, the Company’s board of directors elected to suspend the employer matching contribution for the calendar year ending December 31, 2004, and also elected to remove the Bull Run stock fund as an investment option, transferring all assets of the Bull Run stock fund to another existing investment option.

Supplemental Schedule
Host Communications, Inc. Profit Sharing and Savings Plan
Schedule H – Schedule of Assets (Held at End of Year)
June 30, 2004

Name of Plan Sponsor: Host Communications, Inc.
Employer Identification Number: 61-0721896
Three Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity
Party in	of			Current
Interest	Issuer	Description of Investment	Cost	Value
*	MassMutual	Guaranteed investment contract (3.65% as of June 30, 2004)	—	$2,499,717
		Pooled Separate Accounts:
*	MassMutual	Aggressive Journey – 883 units	—	94,404
*	MassMutual	Oppenheimer Capital Appreciation Fund – 14,663 units	—	1,610,704
*	MassMutual	Conservative Journey – 64 units	—	7,789
*	MassMutual	DLB Small Co. Opportunities – 121 units	—	29,839
*	MassMutual	American Century Equity Growth – 296 units	—	34,060
*	MassMutual	Oppenheimer Global Fund – 2,328 units	—	357,483
*	MassMutual	MassMutual Aggressive Growth – 2,095 units	—	115,903
*	MassMutual	MassMutual Core Bond Fund – 2,431 units	—	322,111
*	MassMutual	MassMutual Focused Value – 1,516 units	—	284,523
*	MassMutual	MassMutual Fundamental Value – 10,478 units	—	1,086,659
*	MassMutual	MassMutual Large Cap Value – 480 units	—	47,485
*	MassMutual	MassMutual Mid Cap Growth II – 414 units	—	49,659
*	MassMutual	MassMutual Small Co. Growth – 824 units	—	91,350
*	MassMutual	Moderate Journey – 1,289 units	—	146,199
*	MassMutual	Oppenheimer Quest Balanced Value Fund – 8,038 units	—	979,776
	Self-directed	Various Common Stocks	—	34,121
*	Participant loans	Rates of interest range between 5.00% and 10.50%		278,336

		Total		$8,070,118

Column (a): * Indicates party-in-interest to the Plan
Column (d): Investments are participant directed so historical cost is not required